UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 27, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zumiez Inc.

File No. 000-51300 - CF#28594
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Zumiez Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 10, 2012.

Based on representations by Zumiez Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 2.1   through April 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel